United States securities and exchange commission logo





                              January 6, 2022

       Alec Scheiner
       Chief Executive Officer
       RedBall Acquisition Corp.
       667 Madison Avenue
       16th Floor
       New York, NY 10065

                                                        Re: RedBall Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 14,
2021
                                                            File No. 333-260610

       Dear Mr. Scheiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Interests of RedBall's Directors and Executive Officers in the Business Combination, page 19

   1. We note your response to comment 6 and your revised disclosure. Please disclose the current value of the
private placement warrants held by your sponsor and affiliates.
   2. We note your response to comment 7, including that "[a]lthough Rule 14e-5(b) is not applicable to this
transaction, any purchases of public shares will be made in compliance with the Exchange Act."
Please provide us with a detailed legal analysis explaining why
                                                        14e-5 is not applicable
to these purchases, including a discussion of the exception to Rule
                                                        14e-5 under which
purchases would be made.
 Alec Scheiner
FirstName  LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany
January    NameRedBall Acquisition Corp.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
Risk Factors
"Our payments system depends on third-party providers and is subject to risks that may harm our business.", page 48

3. We note your response to comment 14. Please amend your disclosure to identify the provider upon which you currently rely for your payment processing, and to describe the material terms of the agreement with this provider. Alternatively, please provide us with a detailed legal analysis as to why this information is not material to investors, given your current reliance on this provider to process payments associated with "[n]early all [y]our revenue."
"Some U.S. states prohibit the resale of event tickets . . .", page 49

4. We note your response to comment 15 and your amended disclosure on page 49. Please amend your risk factor to disclose, as you do on page 238, that you "are aware that some
         U.S. states do not enforce their restrictions on the resale of event tickets," and "[w]ith the exception of such restrictions and laws, we comply in all material respects with all applicable laws and regulations." Please also quantify the portion of your total revenue for states in which you do not comply with restrictions that are not enforced, if material.
         Please describe the risks, if any, that these states may determine to enforce these restrictions, and the impact on your business if this were to occur. Background of the Business Combination, page 125

5. We note your response to comment 31. In an appropriate place in your filing, please quantify and describe all fees that have been received or will be received by Goldman
         Sachs, RedBird, and Credit Suisse related to their roles in facilitating or advising the parties to the business combination.
6. We note your amended disclosure on your cover page that the Business Combination
         Agreement was amended on December 12, 2021. Please amend your background discussion to discuss the amendment, including any negotiations between the parties related to the amendment.
RedBall's Board of Directors' Reasons for the Business Combination, page 136

7. We note your response to comment 35 that the materials referenced do not constitute reports, opinions or appraisals within the meaning of Item 1015, and your amended disclosure that "Crosslake and Deloitte were not asked and did not prepare any reports, opinion or appraisals relating to the consideration or the fairness of the consideration to be offered in the Business Combination." Please provide a more detailed legal analysis explaining why the referenced materials do not constitute reports, opinions, or appraisals within the meaning of Item 1015. In this regard, we note that Item 4 of Form S-4 is not limited to the consideration or fairness of the consideration to be offered, and relates to a report, opinion or appraisal "materially relating" to the relevant transaction. Alternatively,
 Alec Scheiner
FirstName  LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany
January    NameRedBall Acquisition Corp.
        6, 2022
January
Page 3 6, 2022 Page 3
FirstName LastName
         amend your disclosure provide the information required by Item 1015(b) of
         Regulation M-A with respect to such materials.
Projected Financial Information, page 141

8. We note your disclosure cautioning investors "not to rely on such financial information"
         in making a decision regarding the business combination. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures.
         Please revise your disclosures accordingly.
U.S. Federal Income Tax Consequences
Mergers, page 190

9. We note your response to comment 39 and your amended disclosure that U.S. Holders of
         RedBall Class A ordinary shares who receive New SeatGeek common stock in the
         Domestication and who do not elect to redeem their shares of New SeatGeek common stock will not have any U.S. federal income tax consequences as a result of the Mergers that effect the Business Combination. Because you disclose that the Mergers will be tax free, please disclose an opinion of counsel that supports this conclusion. Please also provide summary disclosure and revise your Questions and Answers section to briefly address these tax consequences. Refer to Item 601(b)(8) of Regulation S-K and
         Section III.A of Staff Legal Bulletin No. 19, available on our public website.
SeatGeek Platform Network Effects, page 230

10. We note your response to comment 45, including your removal of the footnotes from the graphic on page 230. However, your statements in the graphic remain unchanged. With respect to any statements that are based on data from 2019, please update this information in your graphic. Alternatively, please tell us why you have removed these footnotes, and how doing so reflects the most current information for your company. Our Government Regulations, page 237

11. We note your disclosure on page 228 that "[o]ur revenue in the United States, United
         Kingdom and Other was 76.2%, 15.1% and 8.7%, respectively, for the year ended
         December 31, 2020." Given that your international operations represented a significant portion of your revenue, please amend your disclosure to briefly describe the international regulations to which you are subject, including whether you are in compliance with these regulations.
General

12. We note your response to comment 21, and your amended disclosure throughout your filing that "[r]egardless of the extent of redemptions, the shares of New SeatGeek common stock owned by non-redeeming public shareholders will have an implied value
 Alec Scheiner
RedBall Acquisition Corp.
January 6, 2022
Page 4
      of $10.00 per share upon consummation of the Business Combination (based on trust account amount as of September 30, 2021)." Please tell us why you believe redemptions would never have an affect on the per share value of shares held by non-redeeming shareholders. In doing so, please address the impact of significant numbers of redemptions on the amount of money in your trust account, which would in turn impact the implied value of your common stock owned by non-redeeming public shareholders. Alternatively, please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
        You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any other questions.



                                                          Sincerely,
FirstName LastNameAlec Scheiner
                                                          Division of
Corporation Finance
Comapany NameRedBall Acquisition Corp.
                                                          Office of Trade &
Services
January 6, 2022 Page 4
cc:       John M. Bibona
FirstName LastName